UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Commission File Number 001-33922

DRYSHIPS INC.

109 Kifissias Avenue and Sina Street

151 24, Marousi

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is a press release of DryShips Inc. Reports Financial and Operating Results for the Third Quarter 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: November 10, 2016	By: /s/George Economou
George Economou Chief Executive Officer

Exhibit 99.1

DRYSHIPS INC. REPORTS FINANCIAL AND OPERATING

RESULTS FOR THE THIRD QUARTER 2016

November 9, 2016, Athens, Greece. DryShips Inc. (NASDAQ:DRYS), or DryShips or the Company, an international owner of drybulk carriers and offshore support vessels, today announced its unaudited financial and operating results for the quarter ended September 30, 2016.

Third Quarter 2016 Financial Highlights

➢

For the third quarter of 2016, the Company reported a net loss of $5.2 million, or $7.70 basic and diluted loss per share. (1)

➢

The Company reported a negative Adjusted EBITDA of $7.9 million for the third quarter of 2016. (2)

Recent Highlights

-

On November 7, 2016, our previously sold to unaffiliated buyer Panamax vessel Ocean Crystal was delivered to its new owners. All of the gross proceeds from the sale were used to pay down the associated loan facility.

-

On August 10, 2016, the previously announced option for the registered direct offering of 5,000 Series C Convertible Preferred Warrants to purchase 5,000 Series C Convertible Preferred Shares was exercised. The total net proceeds from the offering, after deducting offering fees and expenses, were approximately $5.0 million. As of November 9, 2016, 2,813 of the Company’s 5,000 Series C Convertible Preferred stock, were converted to 433,552 common shares (6,503,278 before 1-for-15 reverse stock split), including the respective dividends.

Bank Update / Liquidity

The Company is presently engaged in discussions with its lenders for the restructuring of its bank facilities. Three of these bank facilities have matured and the Company has not made the final balloon installment. For the remaining bank facilities, the Company has elected to suspend principal and interest payments to preserve cash liquidity.

(1)Shares and per share data give effect to the 1-for-15 reverse stock split, approved on October 26, 2016, which became effective on November 1, 2016.

(2)Adjusted EBITDA is a non-GAAP measure; please see later in this press release for reconciliation to net loss.

Fleet List

The table below describes our fleet profile as of November 9, 2016:

	Year			Gross rate	Redelivery
	Built	DWT	Type	Per day	Earliest	Latest
Drybulk fleet

Panamax:
Raraka	2012	76,037	Panamax	Spot	N/A	N/A
Rapallo	2009	75,123	Panamax	Spot	N/A	N/A
Catalina	2005	74,432	Panamax	Spot	N/A	N/A
Majorca	2005	74,477	Panamax	Spot	N/A	N/A
Ligari	2004	75,583	Panamax	Spot	N/A	N/A
Sorrento(1)	2004	76,633	Panamax	Spot	N/A	N/A
Mendocino	2002	76,623	Panamax	T/C Index linked	Nov-16	Dec-16
Bargara	2002	74,832	Panamax	T/C Index linked	Nov-16	Nov-16
Ecola	2001	73,931	Panamax	Spot	N/A	N/A
Sonoma (1)	2001	74,786	Panamax	Laid up	N/A	N/A
Capitola	2001	74,816	Panamax	Spot	N/A	N/A
Levanto	2001	73,925	Panamax	Spot	N/A	N/A
Maganari	2001	75,941	Panamax	Spot	N/A	N/A
Marbella	2000	72,561	Panamax	Spot	N/A	N/A
Redondo	2000	74,716	Panamax	Laid up	N/A	N/A

Offshore Supply fleet

Platform Supply Vessels:
Crescendo	2012	1,457	PSV	Laid up	N/A	N/A
Vega Corona	2012	1,430	PSV	T/C	Dec.-16	Dec.-20
Oil Spill Recovery Vessels:
Indigo	2013	1,393	OSRV	Laid up	N/A	N/A
Vega Jaanca	2012	1,393	OSRV	T/C	Jul.-17	Jul.-21
Vega Emtoli	2012	1,363	OSRV	T/C	May.-17	May.-21
Jubilee	2012	1,317	OSRV	Laid up	N/A	N/A

(1)

Sold, expect to be delivered to new owners November 2016.

Drybulk Carrier Segment Summary Operating Data(unaudited)

(Dollars in thousands, except average daily results)

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of dry-docking and laid-up days.

(3) Calendar days are the total number of days the vessels were in our possession for the relevant period including dry-docking days and laid-up days.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage and are paid by the charterer under a time charter contract, as well as commissions. TCE revenues, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with revenues from our vessels, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE is also a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Please see below for a reconciliation of TCE rates to voyage revenues.

(6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days net of laid-up days for the relevant time period.

(7) Does not include accrual for the provision of the purchase options and write off in overdue receivables under certain time charter agreements.

(In thousands of U.S. dollars, except for TCE rate, which is expressed in Dollars, and voyage days)

Drybulk	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2016	2015	2016
Voyage revenues(7)	$35,329	$6,809	$123,168	$22,032
Voyage expenses	(5,323)	(2,152)	(19,890)	(5,251)
Time charter equivalent revenues	$30,006	$4,657	$103,278	$16,781
Total voyage days for fleet	3,357	1,353	10,221	5,183
Time charter equivalent TCE	$8,938	$3,442	$10,104	$3,238

DryShips Inc.

Financial Statements

Unaudited Condensed Consolidated Statements of Operations

(Expressed in Thousands of U.S. Dollars except for share and per share data)	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2016	2015	2016

REVENUES:
Voyage revenues	$50,766	$12,086	$220,254	$42,284
Revenues from drilling contracts	-	-	725,805	-
	50,766	12,086	946,059	42,284

EXPENSES:
Voyage expenses	12,296	2,366	60,901	6,364
Vessel operating expenses	33,430	9,041	91,180	36,554
Drilling units operating expenses	-	-	259,623	-
Depreciation and amortization	17,444	872	226,980	2,595
Vessels impairment, (gain)/loss on sales and other	797,494	(4,109)	966,303	41,836
General and administrative expenses	15,291	7,352	90,098	25,375
Other, net	-	279	(2,803)	(482)

Operating loss	(825,189)	(3,715)	(746,223)	(69,958)

OTHER INCOME / (EXPENSES):
Interest and finance costs, net of interest income	(22,237)	(1,705)	(168,585)	(7,051)
(Gain)/loss on interest rate swaps	(871)	1,112	(12,319)	403
Other, net	(223)	(937)	(6,658)	(3,089)
Income taxes	-	(2)	(36,931)	(21)
Total other expenses, net	(23,331)	(1,532)	(224,493)	(9,758)

Net loss	(848,520)	(5,247)	(970,716)	(79,716)

Loss due to deconsolidation of Ocean Rig	-	-	(1,347,106)	-
Equity in earnings/(losses) of Ocean Rig	28,558	-	37,409	(41,454)
Net income attributable to Non controlling interests	-	-	(39,029)	-

Net loss attributable to DryShips Inc.	$(819,962)	$(5,247)	$(2,319,442)	$(121,170)

Net loss attributable to DryShips Inc. common stockholders	(820,266)	(5,795)	(2,320,012)	(121,774)
Loss per common share, basic and diluted (1)(2)(3)	$(1,850.27)	$(7.70)	$(5,234.03)	$(221.89)
Weighted average number of shares, basic and diluted (1) (2)(3)	443,322	752,226	443,255	548,807

(1)Shares and per share data for Q3 2015 give effect to the 1-for-25 reverse stock split, approved on February 19, 2016.

(2)Shares and per share data for Q3 2015 give effect to the 1-for-4 reverse stock split, approved on July 29, 2016.

(3)Shares and per share data give effect to the 1-for -15 reverse stock split, approved on October 26, 2016, which became effective on November 1, 2016.

DryShips Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars)	December 31, 2015	September 30, 2016

ASSETS

Cash, cash equivalents, including restricted cash (current and non-current)	$15,026	$5,614
Assets held for sale	216,026	93,743
Other current assets	38,015	27,180
Vessels, net	96,428	93,833
Investment in affiliate	91,410	-
Other non-current assets	19,147	9,357
Total assets	476,052	229,727

LIABILITIES AND STOCKHOLDERS’ EQUITY

Total debt	236,942	210,610
Liabilities held for sale	104,366	-
Total other liabilities	13,332	6,109
Total stockholders’ equity	121,412	13,008
Total liabilities and stockholders’ equity	$476,052	$229,727

Adjusted EBITDA Reconciliation

Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization, goodwill, vessel and investment impairments and certain other non-cash items as described below, dry-dockings, class survey costs and gains or losses on interest rate swaps. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company measures its operations. Adjusted EBITDA is also used by our lenders as a measure of our compliance with certain covenants contained in our loan agreements and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net loss to Adjusted EBITDA:

(Dollars in thousands)	Three Months Ended September 30, 2015	Three Months Ended September 30, 2016	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2016

Net loss attributable to Dryships Inc	$(819,962)	$(5,247)	$(2,319,442)	$(121,170)

Add: Net interest expense	22,237	1,705	168,585	7,051
Add: Depreciation and amortization	17,444	872	226,980	2,595
Add: Dry-dockings and class survey costs	12,044	14	20,293	181
Add: Impairments losses on sales and other	797,494	(4,109)	989,533	41,836
Add: Loss due to deconsolidation of Ocean Rig	-	-	1,347,106	-
Add: Income taxes	-	2	36,931	21
Add: (Gain)/Loss on interest rate swaps	871	(1,112)	12,319	(403)
Add: Equity in (earnings)/losses of affiliate	(28,558)	-	(37,409)	41,454
Add: Net income attributable to Non controlling interests	-	-	39,029	-
Adjusted EBITDA	$1,570	$(7,875)	$483,925	$(28,435)

About DryShips Inc.

DryShips Inc. is an owner of drybulk carriers and offshore support vessels that operate worldwide.  DryShips owns a fleet of 15 Panamax drybulk carriers with a combined deadweight tonnage of approximately 1.1 million tons, and 6 offshore supply vessels, comprising 2 platform supply and 4 oil spill recovery vessels.

DryShips’ common stock is listed on the NASDAQ Capital Market where it trades under the symbol “DRYS.”

Visit the Company’s website at www.dryships.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.

Forward-looking statements reflect the Company’s current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies and other statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for drybulk commodities, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in our voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations, changes in our relationships with the lenders under our debt agreements, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the U.S. Securities and Exchange Commission, including the Company’s most recently filed Annual Report on Form 20-F.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: dryships@capitallink.com